

July 28, 2023

Eric Wong
Chief Executive Officer
Nova Vision Acquisition Corp.
2 Havelock Road #07-12
Singapore 059763

> **Re: Nova Vision Acquisition Corp.**
> **Amendment No. 1 to Form 10-K**
> **Filed June 30, 2023**
> **File No. 001-40713**

Dear Eric Wong:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Amendment No. 1 to Form 10-K filed June 30, 2023

Index to Financial Statements, page 39

1. Please address the following as it relates to the restatement of your fiscal 2021 and 2022 financial statements and revise as necessary:
    * Explain why the opinion of your independent registered public accounting firm refers only to the restatement of the 2021 financial statements.
    * Revise Note 3 to include a discussion of the restatement to net cash used in investing and financing activities in fiscal 2022 relating to the common stock redemptions.
    * Tell us why you have not filed an Item 4.02 Form 8-K regarding the restatement.

In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact David Edgar, Senior Staff Accountant, at (202) 551-3459 or Kathleen Collins, Accounting Branch Chief, at (202) 551-3499 with any questions.

Sincerely,

Division of Corporation Finance
Office of Technology

cc: Lawrence Venick